Exhibit A

PURCHASE AGREEMENT ENTERED INTO BY AND BETWEEN DESARROLLO CONSOLIDADO DE NEGOCIOS, S.A. DE C.V., THE SELLER, (HEREINAFTER REFERRED TO AS “DCN”) REPRESENTED BY MR. GUSTAVO ADOLFO ROMO GARZA; AND MR. ALEJANDRO GARZA LAGUERA, THE BUYER, (HEREINAFTER REFERRED TO AS “BUYER”), IN ACCORDANCE WITH THE FOLLOWING STATEMENTS AND CLAUSES:

RECITALS

I.                                         DCN declares through its legal representative:

1.                                       That it is a company sociedad anónima de capital variable duly organized under the laws of the Mexican Republic;

2.                                       Whereas DCN is the owner of 218,951,158 (two hundred eighteen million, nine hundred fifty one thousand, one hundred fifty eight) ordinary shares, nominative, without par value, Series “A”, Class I, issued in 2002 by Savia, S.A. de C.V., free of liens (hereinafter referred to as “THE SHARES”); and

3.                                       Whereas THE SHARES are represented by the titles listed herein, all of them issued in 2002, and coupon numbers 2 to 9 inclusive:

TITLES	NUMBER OF SHARES

37	6,022,216
40	5,899,552
16	4,280,000
12	2,349,300
8	1,740,000
7	1,110,000
6	521,400
4	151,000
9	1,449,400
11	36,997,800
38	40,081,156
29	13,798,460
14	3,340,000
17	2,958,505
18	10,569,000
34	1,013,000
107	86,041,964
108	5
5	628,400
TOTAL	218,951,158

II.                                     THE BUYER declares:

1.                                       That he is a Mexican citizen, of legal age, an investor, and married under the regime of joint ownership;

2.                                       That he wishes to acquire THE SHARES in the terms and conditions set forth in this Agreement.

Pursuant to the above Recitals, the parties mutually agree as follows:

CLAUSES

FIRST.- DCN sells to THE BUYER, 218,951,158 (two hundred eighteen million, nine hundred fifty one thousand, one hundred fifty eight) ordinary shares, nominative, without par value, Series “A”, Class I, issued in 2002 by Savia, S.A. de C.V., free of liens.

SECOND.- THE BUYER pays in this act to DCN as total purchase price for THE SHARES, the amount of US $53,740,990.00 (Fifty three million, seven hundred forty thousand, nine hundred ninety dollars United States Currency through a wire transfer to DCN’s account number 400208164 at JP Morgan.

THIRD.- DCN in this act delivers to THE BUYER, who in turn receives to his satisfaction, the duly endorsed representative titles of THE SHARES, coupon numbers 2 to 9 inclusive, which are described in Statement 1.3 herein above, and which are hereby deemed inserted by reference.

FOURTH.- For purposes of this Agreement, the parties designate the following addresses:

DCN.- Amacuzac #1201 Oriente, Colonia Valle Oriente, San Pedro Garza Garcia, Nuevo León, México.

THE BUYER.- Avenida Lomas del Valle # 770, Colonia Lomas del Valle, San Pedro Garza Garcia, Nuevo León.

The addresses indicated above may only be changed by certified written notice, delivered 15 (fifteen) days prior to such change.

FIFTH.- This agreement may only be modified through written agreement executed by both parties.

SIXTH.- Both parties acknowledge that this Agreement is of a mercantile nature and any controversy that may arise between the parties, or as a result of the interpretation, execution, compliance or breach of this Agreement, will be submitted expressly to the competent courts of the city of Monterrey, Nuevo Leon, resigning to any other jurisdiction that may correspond to them by reason of their actual or future domiciles.

Having read the present Agreement and acknowledging its legal validity and implications, both parties sign it before two witnesses in the city of Monterrey, N.L., on the 30th of September, 2003.

DCN	THE BUYER
Desarrollo Consolidado de Negocios,
S.A. de C.V

Ing. Gustavo Adolfo Romo Garza	Sr. Alejandro Garza Laguera
Apoderado

Witness	Witness

C.P. Carlos Gerardo Mahuad Méndez	C.P. Rafeal Colomé Solis